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June 21, 2005	www.cooley.com

VIA EDGAR, FAX AND FEDERAL EXPRESS	MATTHEW T. BROWNE (858) 550-6045 mbrowne@cooley.com

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549

Attention: Eduardo Aleman, Esq.

Re:	CryoCor, Inc.
Registration Statement on Form S-1 (File No. 333-123841)
Amendment No. 3

Dear Mr. Aleman:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client CryoCor, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2005. The copy of Amendment No. 3 that is included with the hard copy of this letter is marked to show changes from Amendment No. 2 to the Registration Statement that was filed on June 10, 2005 (“Amendment No. 2”).

Amendment No. 3 is also being filed in response to comments received from the Staff by letter dated June 17, 2005 with respect to Amendment No. 2 to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

1.	Please revise the discussion in the second paragraph to address the fact that the anticipated filing of the application for premarket approval with the FDA for the treatment of AFL will be with your CryoBlator catheter which was not used in the pivotal trial to treat any patients. Clarify that all patients in the pivotal trial for AFL were treated with either the Model 1100 or 1200 catheter, not the CryoBlator catheter. Disclose that the company has recalled the Model 1200 catheters from Europe and has removed them from clinical trial use under the Investigation Device Exemption previously approved by the FDA.

Securities and Exchange Commission

June 21, 2005

Page Two

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 1.

Risk Factors, page 8

The FDA has expressed concern about many aspects of our clinical trials . . ., page 12

2.	In an appropriate place in your prospectus, please expand on your disclosure that the FDA has “expressed concerns” about many aspects of your clinical trials. Please be more specific about the concerns raised, when they were raised and the means by which the FDA expressed these concerns. Disclose what steps, if any, the company has taken to address these concerns and what steps the company plans to take to resolve these issues.

The Company acknowledges the Staff’s comment and has added the requested disclosure at pages 64 and 66.

Modifications to our cryoablation system and protocol during our pivotal AFL trial . . ., page 12

3.	Please revise the first sentence of the second paragraph to clarify which “changes” were “granted regulatory approval” by the FDA. Based on your current disclosure, it appears the FDA has granted approval for submitting the AFL PMA with your CryoBlator catheter instead of your Model 1100 and 1200 catheter. Please revise to clarify.

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 12.

Business, page 48

U.S. Clinical Studies, page 64

4.	We note your added disclosure on page 70. Please revise the discussion in the section on page 65 discussing the AFL-02 Pivotal Trial to identify the catheter used to treat the enrolled patients. Clarify that the catheters used to collect the data from the clinical trial, the Model 1100 and 1200 catheters, will not be the same catheter used to submit the PMA application.

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 66.

Securities and Exchange Commission

June 21, 2005

Page Three

5.	It appears from the disclosure on page 11 that the FDA has advised you that your chronic efficacy data will be considered an important factor for marketing approval and that it must meet the chronic efficacy OPC for RF ablation. In light of this disclosure, it is unclear why the similar disclosure that appears on page 66 is based only on the company’s “belief” rather than on information received from the FDA. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66.

Manufacturing, page 69

6.	We note that you initiated a voluntary recall in Europe of eight lots of your Model 1200 catheter. Please revise to disclose how many, if any, lots remain outstanding after the recall.

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 71.

7.	Please revise to describe the modifications made to the product inspection criteria of the CryoBlator catheter.

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 72.

8.	Please revise to disclose when you received FDA approval to include CryoBlator in your ongoing AF pivotal clinical trial. Describe the mechanism through which FDA approval was acquired.

The Company acknowledges the Staff’s comment and has added the requested disclosure at page 71.

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

9.	Please refer to prior comment 9 from our letter to you dated May 25, 2005. In your disclosure you state that the consoles are expensed upon shipment to the customer because there is no revenue attributable to the console. Please revise your disclosure to include the additional reasons that the consoles are expensed upon shipment as stated in your response. That is, you have not reclaimed any of the consoles placed in the field and you have no intention to do so.

Securities and Exchange Commission

June 21, 2005

Page Four

The Company acknowledges the Staff’s comment and has added the requested disclosure at page F-10.

Note 4. Commitments and Contingencies, page F-16

Product Recall, page F-18

10.	Please request your auditors to tell us why they did not update the opinion date for this note, as well as the portion of note 5 discussing the votes held by preferred shareholders in May 2005.

The Company acknowledges the Staff’s comment and advises the Staff that its auditors have provided the Company with the following response:

Regarding the product recall

As disclosed throughout the Registration Statement the factors leading up to the voluntary product recall arose in 2005 and, in accordance with Company’s accounting policies, no revenue had been recorded in 2005 or 2004 on the shipment of the catheters recalled. Our conclusion was that the recall was a 2005 event and not a “Type 2” subsequent event as provided by the auditing standards, considered “information with respect to conditions that arose subsequent to the point in time or period of time of the subject matter being tested that are of such a nature and significance that their disclosure is necessary to keep the subject matter from being misleading.”

Since the disclosure did not relate to the financial statements as of and for the year ended December 31, 2004, it was not a Type 2 subsequent event and there was no requirement to update our opinion date.

Regarding the votes held by preferred shareholders in May 2005

The applicable portion of Note 5 states “In May 2005, the requisite percentages of preferred stockholders of the Company voted to permit the conversion of all preferred shares into shares of common stock immediately prior to and contingent upon the closing of the offering contemplated by this prospectus in the event the offering occurs before December 31, 2005 and is approved by the pricing committee of the Board of Directors.”

The only financial statement information that the action by the preferred stockholders affects is the pro forma information on the assumed conversion of the preferred stock as disclosed on the balance sheet and is as of March 31, 2005 and is unaudited. Accordingly, it does not meet the definition of a Type 2 subsequent event.

Securities and Exchange Commission

June 21, 2005

Page Five

Note 5. Preferred Stock and Stockholders’ Equity (Deficit), page F-19

Preferred Stock, page F-19

11.	Please refer to prior comment 11 from our letter to you dated May 25, 2005. We note the added disclosure in the last paragraph on page F-21. You state that the conversion of the preferred stock into common stock is contingent upon the approval of the pricing committee of the Board of Directors, as well as the closing of the offering. Please tell us whether or not the approval of the pricing committee will be completed prior to the date of effectiveness. If so, please modify the disclosure as appropriate to reflect their approval. In the alternative, please consider our prior comment concerning the appropriateness of your pro forma presentations reflecting the automatic conversion of the preferred shares into common shares if there are still significant contingencies concerning the conversion.

The Company acknowledges the Staff’s comment and advises the Staff that approval of the pricing committee has to date not been received but will be received prior to the effective date for the Registration Statement. Accordingly, the Company advises the Staff that it considers its pro forma presentations reflecting the conversion of the preferred shares into common shares to be appropriate because it does not believe there are significant contingencies concerning the conversion. The Company advises the Staff that the requested disclosure has been added at page F-21.

12.	Please refer to prior comment 13 from our letter to you dated May 25, 2005. Please tell us and disclose the value of the Series A preferred stock and how you determined that value.

The Company advises the Staff that, as disclosed in Note 1 to the consolidated financial statements, the Company and CryoGen were entities under common control, accordingly, the issuance of the Series A preferred stock was recorded based upon the book value of the net assets of $36,000 received from the spin-out from CryoGen in exchange for 1,881,933 shares of Series A preferred stock and 17,175 shares of common stock. The Series A preferred stock carries a liquidation preference of $2.58 per share which was negotiated with the new Series B investors in conjunction with the spin-out. Based on the original number of Series A preferred shares issued of 1,881,933, this equates to a price per share of approximately $0.02 per share, with no value attributed to the 17,175 common shares. The Company advises the Staff that it has added the requested disclosure at page F-19.

13.	Please refer to prior comment 13 from our letter to you dated May 25, 2005. We refer you to the calculation you provided to determine the incremental intrinsic value resulting from the antidilution adjustments to the Series A, B and C preferred stock. Please tell us how you determined the amount related to the “FV of Common at Preferred Issuance

Securities and Exchange Commission

June 21, 2005

Page Six

Dates,” for each the Series A, B, and C preferred stock that you used to determine that there was no incremental intrinsic value related to the antidilution adjustments. Please also tell us how you are calculating the amount to accrue for the dividends and why. Please refer to Issue 10 of EITF 00-27.

The Company advises the Staff that the fair value per share of the common stock used to determine that there was no intrinsic value on the issuance dates of the Series A, B and C preferred stock was the fair value of the common stock as determined by the Company’s Board of Directors and is consistent with the estimated fair value used for establishing exercise prices in stock option grants around the issuance dates of the Series A, B, and C preferred stock. Since the Series A, B and C preferred stock issuances occurred prior to 2004, the estimated fair values were not reassessed as discussed in the notes to the financial statements.

The Company is calculating the amount to accrue for dividends based upon the terms in the articles of incorporation of 8% per annum of the original issuance price for the Series D preferred shares which cumulate once annually on the anniversary date, and 2% per annum of the original issuance price for the Series C preferred shares which cumulate daily.

At the Staff’s request, the Company has reviewed Issue 10 of EITF 00-27 and focused on the point that Issue 10 specifically addresses “convertible instruments that are issued as paid-in-kind (PIK) interest or dividends.” As disclosed in Note 5 to the consolidated financial statements, the cumulative dividend feature of the Series C and D preferred stock adjusts the conversion rate of the preferred shares into common stock. Common stock is not a convertible instrument that could be issued to satisfy the PIK dividend. In addition, the Company has the discretion of settling the cumulative dividends in cash or common stock if the preferred shares are converted. For these reasons, the Company has concluded that Issue 10 of EITF 00-27 was not exactly on point and therefore the dividends should be accrued as stated above.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 3 or this response letter to me at (858) 550-6045 or Ken Rollins at (858) 550-6136.

Securities and Exchange Commission

June 21, 2005

Page Seven

Sincerely,

Cooley Godward LLP

/S/ Matthew T. Browne
Matthew T. Browne, Esq.

cc:	Gregory M. Ayers, M.D., Ph.D., CryoCor, Inc.
Gregory J. Tibbitts, CryoCor, Inc.
Frederick T. Muto, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP